Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
Telephone: 212-468-8000
Facsimile: 212-468-7900
www.mofo.com

January 22, 2007	Writer’s Direct Contact
212.468.8163
JTanenbaum@mofo.com
Mr. Adé K. Heyliger
Ms. Elaine Wolfe
Ms. Pam Carmody
Attorney-Advisors
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	Orthodontix, Inc. Schedule 14F-1 filed on December 18, 2006 File No. 005-50118
Ladies and Gentlemen:
     On behalf of our client, Orthodontix, Inc., a Florida corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Information Statement filed on Schedule 14F-1 by the Company (the “Schedule 14F-1”), which comments were set forth in the Staff’s letter dated January 17, 2007 (the “Comment Letter”) to Joshua Goldstein of Morrison & Foerster LLP.
     For ease of reference, we have noted the Staff’s comments in bold faced type and the responses in regular type. Per our discussions with the Staff, no amendments to the Schedule 14F-1 are being made.
1.	We note your response to prior comment 1. We note that Section 2.5(b) of the Agreement and Plan of Reorganization (Exhibit 10.10 to the Form 8-K filed January 8, 2007) provides that shares of Protalix held by existing shareholders prior to the merger “will be converted into the right to receive such number of shares of Parent Common Stock, which... shall constitute in the aggregate, 85% of the issued and outstanding share capital of the Parent upon the Merger Effective Time” and that the Agreement requires the Parent to file an S-3 to register the resale of such shares. While you have provided your analysis as to why you believe the Parent is not a party to the merger, despite the fact that the Parent is a party to the merger agreement and is providing the merger consideration, it is unclear as to why the transaction would not be governed by the provisions applicable to a share exchange under FBCA 607.1102. Accordingly, please provide us with a reasoned opinion of counsel that addresses why shareholder approval was not required in these circumstances.
     Pursuant to the Staff’s request, we enclose with this letter a legal opinion issued by Greenberg Traurig P.A., counsel to the Company, that the transaction described in the Merger Agreement and Plan of Reorganization should not be deemed a share exchange under Section 607.1102 of the Florida Business Corporation Act and that shareholder approval was not required in connection with the transaction.
     Please call the undersigned at the telephone number set forth above or Joseph Magnas at (212) 336-4170 with any questions or comments you may have regarding the responses set forth herein. In addition, please send all written correspondence directly to the undersigned and Joseph Magnas of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, telecopy (212) 468-7900, with copies to David Aviezer, Ph.D., the Company’s Chief Executive Officer at 2 Snunit Street, Science Park, P.O.B. 455, Carmiel 20100, Israel, telecopy +972-4-988-9489.
Sincerely,
/s/ James R. Tanenbaum

cc:	David Aviezer, Ph.D. Yossi Maimon

                    January 22, 2007
Orthodontix, Inc.
2 Snunit Street
Science Park
POB 455
Carmiel, Israel 21000
Ladies and Gentlemen:
     We have acted as counsel to Orthodontix, Inc., a Florida corporation (the “Company”), in connection with the Merger Agreement, dated as of August 21, 2006, as amended (the “Merger Agreement”), among the Company, Protalix Acquisition Co., Ltd., an Israeli company and Protalix Ltd., an Israeli company. All capitalized terms used herein which are defined in the Merger Agreement shall have the respective meanings assigned to them thereunder unless otherwise specified herein.
     You have requested us to review the transaction as contemplated in the Merger Agreement (the “Transaction”) and, specifically, whether consummation of the Transaction constituted a Share Exchange governed by Section 607.1102 of the Florida Business Corporation Act, as in effect as of the date hereof (the “FBCA”) and, regardless of whether the Transaction is governed by Section 607.1102 of the FBCA, whether the Transaction required approval by holders of a majority of the shares of outstanding common stock of the Company.
     In preparing this letter, we have reviewed the Merger Agreement and all documents referenced or contemplated therein. We are attorneys admitted to practice law in the State of Florida, and we do not purport to be experts on, or to express any opinion herein concerning, any law other than the laws of the State of Florida, the federal laws of the United States of America, and the General Corporation Law of the State of Delaware.
     A.      Discussion of Relevant Provisions of Florida Law
     Section 607.1102 (captioned “Share Exchange”) of the FBCA provides, in pertinent part, as follows:
“(1)	A corporation may acquire all of the outstanding shares .... Of another corporation if the board of directors of each corporation adopts and its shareholders (if required...) approve a plan of share exchange.

(2)	The plan of share exchange shall set forth:

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January 22, 2007

(a)	The name of the corporation the shares of which will be acquired and the name of the acquiring corporation

(b)	The terms and conditions of the exchange;

(c)	The manner and basis of exchanging the shares to be acquired for shares, obligations, or other securities of the acquiring or any other corporation or, in whole or in part, for cash or other property, and the manner and basis of exchanging rights to acquire shares of the corporation to be acquired for rights to acquire shares, obligations or, in whole or in part, other securities of the acquiring or any other corporation or, in whole or in part, for cash or other property.”
     Section 607.1101 (captioned “Merger”) of the FBCA provides, in pertinent part,
     (1)      One or more corporations may merge into another corporation if the board of directors of each corporation adopts and its shareholders (if required) approval a plan of merger.
     (2)      The plan of merger shall set forth:
          (a)      The name of each corporation planning to merge and the name of the surviving corporation into which each other corporation plans to merge, which is hereinafter designated as the surviving corporation;
          (b)      The terms and conditions of the proposed merger; and
          (c)      The manner and basis of converting the shares of each corporation into shares, obligations, or other securities of the surviving corporation or any other corporation or, in whole or in part, into cash or other property and the manner and basis of converting rights to acquire shares of each corporation into rights to acquire shares, obligations, or other securities of the surviving or any other corporation or, in whole or in part, into cash or other property.”
     B.      Relevant Case Law
     An exhaustive search of Florida case law resulted in our belief that there are no Florida cases interpreting the definition of a “share exchange”. However, commentary by Stuart R. Cohn, a leading expert on the FBCA and Professor of Law at the Levin College of Law at the University of Florida, states as follows:
In a share exchange, one corporation acquires all of the outstanding shares of one or more classes or series of shares of another corporation, with the acquired corporation retaining its

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January 22, 2007

separate corporate existence....One distinguishing feature of the share exchange is that none of the corporate parties to the exchange disappears. Instead, the acquiring corporation acquires all the outstanding shares of one or more classes of the “acquired” corporation....Prior to the adoption of the share exchange form of transaction, the same result could be achieved by “reverse triangular merger” in which a “temporary” subsidiary corporation was formed by the acquiring corporation followed by the “reverse” merger of the newly-formed subsidiary into the target corporation. The share exchange transaction can be effectuated without the formation of the temporary or “transitory” corporation.
     Based upon with Dr. Cohn’s reasoning, we distinguish between a reverse triangular merger and a share exchange. The Transaction was effected through the form of a reverse triangular merger.
     An exhaustive search of Florida case law resulted in our belief that there are no Florida cases interpreting shareholder suffrage issues in the context of a triangular merger. However, the United States District Court for the Southern District of Florida has ruled on this issue within the context of facts that are significantly similar to the Transaction. In Equity Group Holdings v. DMG, Inc. et al. (576 F. Supp. 1197 (S.D. FL 1983)), the court had to rule with respect to a triangular merger, the facts of which mimic the Transaction. A publicly-traded parent company merged a subsidiary with and into the target company to be acquired such that after consummation of the merger, the surviving company consisting of the merged subsidiary and the target was a wholly-owned subsidiary of the parent. The consideration for this merger was shares of the parent constituting over a majority of the parent’s issued and outstanding shares of common stock. The shareholders in that transaction sued claiming Florida law required shareholder approval (the shareholders sued because the parent was traded on the New York Stock Exchange, the voting requirement for which was lower than would have been the case under Florida law had the court determined Florida law required such a vote). The court held that it could not surmise from the FBCA that Florida intended anything other than to allow triangular mergers to occur without the necessity of a vote. Accordingly, only the voting requirements of the applicable exchange controlled.
     In ruling as such, the court expressly stated as follows:
Moreover, it cannot be said that corporate suffrage with respect to the shareholders of a parent corporation in a forward triangular merger of its subsidiary with another corporation is a value which the Florida legislature has seen fit to recognize. Florida Statute Section 607.221 [the precursor statute to the provision quoted above] guarantees voting rights to the shareholders of the merging subsidiary and the third company, the target or on-surviving

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January 22, 2007

corporation; but the section does not contemplate the triangular situation with which the Court is herein faced. The Florida statutes permit the use of the parent’s shares as merger consideration. Coupled with the tax advantages and tax-free status of the triangular merger under the Internal Revenue Code, and the convenience of a merger by exchange of stock rather than assets, this is just the type of transaction which the legislature cannot be presumed to have overlooked. In fact it might be inferred that the legislature intentionally did not want to discourage such forms of merger by awarding voting or appraisal rights to the shareholders of the parent. It will be noted that commentators familiar with the drafting of provisions authorizing triangular mergers support exactly this position. See generally S. Schulman and Alan Schenk, “Shareholders’ Voting and Appraisal Rights in Corporation Acquisition Transactions”, The Business Lawyer, vol. 38 at 1529, 1537-42.
     Id. at 1206.
     The Schulman and Schenk commentary noted above, in turn, provides, within an exhaustive discussion of the mechanics of triangular mergers, “nothing in the Model Act specifically extends rights to the parent’s shareholders.” It should be noted that the FBCA was based on the Model Business Corporation Act to which the commentary refers.
     C.      Comparable Transactions
     In preparing this opinion, we have also conducted a cursory review of several comparable transactions by Florida publicly traded companies. We noted no evidence of shareholder approval having been obtained by the respective parent in any of these transactions:
•	Andrx Corporation’s (“Andrx”) acquisition of Mediconsult.com, Inc. (“Mediconsult”) by merger of Mediconsult with and into a wholly-owned subsidiary of Andrx. (see Form S-4/A filed by Andrx on February 12, 2001)

•	Brown & Brown, Inc.’s (“B&B”) acquisition of Golden Gate Holdings, Inc. (“Golden Gate”) by merger of Golden Gate with and into a wholly-owned subsidiary of B&B (see Form S-4/a filed by B&B on October 2, 2001)

•	OrthAlliance, Inc.’s (“OrthAlliance”) acquisition of Orthodontic Centers of America, Inc. (“OCA”) by merger of OrthAlliance with and into a wholly-owned subsidiary of OCA (see Form S-4/A filed by OrthAlliance on October 5, 2001)

•	Xedar Corporation’s (“Xedar”) acquisition of Premier Data Services, Inc. (“Premier”) by merger of Premier with and into a wholly-owned subsidiary of Xedar. (see Form 8-K filed by Xedar on January 5, 2007)

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     D.      Discussion
     The transaction fails the threshold question set forth by Prof. Cohn for determining whether it is a share exchange, which is to ask whether the acquired corporation has retained its separate corporate existence with none of the corporate parties to the “exchange” disappearing. To the contrary, the Company’s subsidiary does, in fact, disappear in connection with its merger with the target, which, in turn, becomes the surviving company. Were the transaction to have been structured as a share exchange, the end result would be a three-tiered structure with the Company owning Protalix Acquisition Co. Ltd. and Protalix Acquisition Co. Ltd. owning Protalix Ltd. No such final structure exists in this transaction. It is further instructive that Prof. Cohn expressly distinguishes between triangular mergers and share exchanges, thus highlighting the two are separate and distinct transactions.
     In the alternative, even if the Transaction were deemed to be a share exchange, the statute grants shareholder approval rights only to the parties that are directly parties to the share exchange, even where securities of a third party corporation are used as consideration for the exchange. As a point of statutory consistency, Section 607.1102(2)(c) uses the language “exchanging rights to acquire shares of the corporation to be acquired for rights to acquire shares, obligations or, in whole or in part, other securities of the acquiring or any other corporation” (emphasis added) reflecting the legislature’s intent to allow securities of a third party corporation to be used. Yet this “any other corporation” language does not appear in Section 607.1102(1), the provision that actually grants shareholders rights. Given the legislature’s proven ability to reflect its intent to reference third party corporations in Section 607.1102(2)(c), it does not appear to be an oversight that a similar reference did not appear in Section 607.1102(1) and, instead, the likely scenario is the legislature simply did not intend such transactions to require shareholder approval of such third parties.
     Once it has been established that the Transaction is more appropriately governed by the merger provisions of the FBCA, it must be determined whether these provisions themselves require shareholder approval. With respect to the merger, Section 607.1101 of the FBCA requires approval only from those shareholders who hold shares in a company that is a party to the merger (as contrasted against simply being a party to the governing merger agreement). Because the only parties to the merger itself were Protalix Ltd. and Protalix Acquisition Co. Ltd., the Company’s wholly-owned Israeli subsidiary, shareholder approval by the Company’s shareholders was not required. Although the Company was not a party to the merger and, accordingly, was not required to obtain approval from its shareholders, it provided the consideration paid to the Protalix Ltd. shareholders — namely, shares of the Company’s common stock, which is permitted by the “converted into shares, rights, obligations or other securities of the surviving or any other corporation” language appearing in Sections 607.1101 and 607.1106.
     This is the statutory construction adopted by the court in Equity Group Holdings v. DMG. The court in Equity Holdings was faced with a transaction, the facts of which are similar to the structure of the Transaction. After the court conducted an analysis of the applicable

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statutory provision, it concluded that the Florida legislature did not intend to grant voting rights to the shareholders of a parent company within the context of a triangular merger. In addition, precedent transactions involving Florida publicly-traded companies appear to be in agreement with this interpretation.
     To summarize, principles of statutory construction, applicable case law, commentary by legal experts in the field of corporate law and precedent transactions provide that (a) the Transaction does not constitute a “share exchange” governed by Section 607.1102 of the FBCA but, more appropriately, constitutes a triangular merger and (b) within the context of a triangular merger, no shareholder approval rights are granted to the shareholders of the parent company. Accordingly, it is our opinion that applicable Florida law does not require that any such approval be obtained in order to authorize the Transaction.
     Our discussion relates solely to the issue of whether consummation of the Transaction constituted a Share Exchange governed by Section 607.1102 of the Florida Business Corporation Act, as in effect as of the date hereof (the “FBCA”) and, regardless of whether the Transaction is governed by Section 607.1102 of the FBCA, whether the Transaction required approval by holders of a majority of the shares of outstanding common stock of the Company. Our discussion may not be relied upon in any manner by any Person other than the addressee hereof, any successor or assignee of any addressee (including successive assignees), the United States Securities and Exchange Commission (collectively, the “Reliance Parties”), or by any Reliance Party for any other purpose. This letter shall not be furnished to any Person other than a Reliance Party (or a Person considering whether to become a Reliance Party), except as may be required of any Reliance Party by applicable law or regulation or in accordance with any auditing or oversight function or request of regulatory agencies to which a Reliance Party is subject.

Very truly yours, GREENBERG TRAURIG, P.A.
By:	/s/ Jaret L. Davis
Jaret L. Davis, Esq.
Authorized Signatory